SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SHAREHOLDERS AGREEMENT

OF

BRASKEM S.A.

By this private instrument, entered into between the undersigned parties, on one side:

(1) ODEBRECHT S.A., a joint-stock company, with its principal place of business in the City of Salvador, State of Bahia, at Av. Luiz Vianna Filho (Paralela) No. 2.841, enrolled in the National Register of Legal Entities (CNPJ) under No. 05.144.757/0001 -72, herein represented pursuant to its Bylaws (“Odebrecht”); and

(2) NORDESTE QUÍMICA S.A. - NORQUISA, a joint-stock company, with its principal place of business in the Municipality of Camaçari, State of Bahia, at Rua Eteno No. 1.561, Complexo Básico, Pólo Petroquímico, enrolled in the CNPJ under No. 15.659.535/0001 -46, herein represented pursuant to its Bylaws (“Norquisa”);

(Odebrecht and Norquisa are hereinafter referred to collectively as “Controlling Shareholders”); and

on the other side:

(3) PETROBRAS QUÍMICA S.A. - PETROQUISA, a joint-stock company, with its principal place of business in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida República do Chile No. 65, downtown, enrolled in the CNPJ under No. 33.795.055/0001 -94, herein represented pursuant to its Bylaws (“Petroquisa”); and

(4) PETRÓLEO BRASILEIRO S.A. - PETROBRAS, a joint-stock company, with its principal place of business in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. República do Chile No. 65, downtown, enrolled in the CNPJ under No. 33.000.167/0001 -01, herein represented pursuant to its Bylaws (“Petrobras”);

(the Controlling Shareholders, Petroquisa and Petrobras are hereinafter referred to collectively as “Parties” or “Shareholders”, and individually and indistinctly as “Party” or “Shareholder”); and

as intervening consenting party:

(5) BRASKEM S.A., the current name of Copene - Petroquímica do Nordeste S.A., a joint-stock company, with its principal place of business in the Municipality of Camaçari, State of Bahia, at Rua Eteno No. 1.561, Complexo Básico, Pólo Petroquímico, enrolled in the CNPJ under No. 42.150.391/0001 -70, herein represented pursuant to its Bylaws (“Braskem”);

WHEREAS:

(A) Petrobras intends to act, either directly or through its wholly-owned subsidiary Petroquisa, in a minority but relevant way, in Brazilian private integrated petrochemical companies, aimed at consolidating the Brazilian petrochemical sector and assuring, among other factors, the strengthening of the industry, in pursuit of scale, synergy and competitiveness, so that it is able to face competition of multinational companies;

(B) the Parties, on this date, executed the integration of certain petrochemical assets held indirectly by Petroquisa into Braskem, by means of the merger of shares of its wholly-owned subsidiary Petroquisa and, as a result of such integration and of the Braskem capital increase ensuing therefrom, ratified at the Extraordinary General Meeting of Braskem held on this date, the Parties became the owners of the voting shares of Braskem referred to in Clauses 1.4 and 1.5 below, whereupon Petroquisa and/or Petrobras became the owners of a relevant minority interest in Braskem, and the Controlling Shareholders remained the controlling shareholders of Braskem; and

(C) as a result of previous discussions and of the equity interest currently held by the Parties, the Parties wish, in the manner and for the effects set forth in Article 118 of Law No. 6404 of December 15, 1976, as subsequently amended (“Corporation Law”), to enter into this shareholders’ agreement (“Shareholders’ Agreement”), and to regulate, through the Shareholders’ Agreement, certain matters of common interest in the capacity of shareholders of Braskem, the Parties have mutually agreed as follows:

1 DEFINITIONS

1.1 For the purposes of this Shareholders’ Agreement, the capitalized terms or expressions in brackets and quotation marks shall have the meanings established in the Whereas Clauses or in the clause in which they appear for the first time. Additionally, such capitalized terms and expressions are also defined in Clause 1.2. Also in relation to such terms or expressions, unless otherwise established herein, the singular includes the plural and vice versa.

1.2 Exclusively for the purposes of this Shareholders’ Agreement:

(i) “Shareholders” or “Shareholder” shall mean the Controlling Shareholders, Petroquisa and Petrobras, either jointly or separately and indistinctly;

(ii) “Controlling Shareholders” shall mean Odebrecht and Norquisa, jointly;

(iii) "Assigning Shareholder" means any of the Parties that intends to directly or indirectly transfer to a third party its Shares, as defined in Clause 6.3;

(iv) “Remaining Shareholders” shall have the meaning established in Clause 6.6;

(v) “Shares” shall mean all common shares issued by Braskem, which are held by the Parties, either directly or indirectly through their Affiliates, on the date hereof, or which may be held or acquired by the Parties or their Affiliates in the future, in any way;

(vi) “Shareholders’ Agreement” shall mean this Shareholders’ Agreement entered into between the Parties, on the date hereof, as defined in the Whereas Clause (C) above;

(vii) “Affiliate” shall mean, in respect of a given person, any individual or legal entity that, directly or indirectly, controls, is controlled by, or is under common control with, such person, where “Control” has the meaning set out in item (xii) below;

(viii) “General Meetings” shall mean the Annual or Extraordinary General Meetings of Shareholders of Braskem;

(ix) “Braskem” shall mean Braskem S.A., as identified in item (5) of the foreword;

(x) “Board of Directors” shall mean the board of directors of Braskem;

(xi) “Fiscal Council” shall mean the fiscal council of Braskem;

(xii) “Control” (and its variations “controlling party” and “controlled party”) shall mean the possession, directly or indirectly, of fifty percent (50%) plus one voting share of a given company;

(xiii) “Braskem Controlled Companies” shall mean the companies controlled by Braskem;

(xiv) “Tag Along Right” shall have the meaning established in Clause 6.6;

(xv) “Event of Dilution” shall have the meaning established in Clause 2.4;

(xvi) “Interest” shall mean the interest corresponding to one hundred percent (100%) of the average daily rate of one-day Interfinance Deposits - DI, Extra-Group, expressed in percentage per year, base of two hundred and fifty-two (252) business days, calculated and disclosed on a daily basis by the Custody and Settlement Central Agency - CETIP, in an exponential and cumulative way, pro rata temporis, per business day elapsed.

(xvii) “Corporation Law” shall mean Law No. 6404 of December 15, 1976, as subsequently amended, according to the meaning established in Whereas Clause (C) above;

(xviii) “Norquisa” shall mean Nordeste Química S.A. - Norquisa, identified in item (2) of the foreword;

(xix) “Event of Dilution Notice” shall have the meaning established in Clause 2.4.5;

(xx) "Sale Notice" shall mean the notice to be given by the Assigning Shareholder to the other Party(ies), according to the meaning established in Clause 6.3;

(xxi) “Odebrecht” shall mean Odebrecht S.A., as identified in item (1) of the foreword;

(xxii) “Parties” or “Party” shall mean the Controlling Shareholders, Petroquisa and Petrobras, jointly or separately and indistinctly;

(xxiii) “Related Parties” shall mean, in respect of any Party, Braskem or the Braskem Controlled Companies, their managers and Affiliates, as well as the Affiliates of their managers and respective spouses or companions, ascendants or descendents and second-degree relatives;

(xxiv) “Petrobras” shall mean Petróleo Brasileiro S.A. - Petrobras, as identified in item (4) of the foreword;

(xxv) “Petroquisa” shall mean Petrobras Química S.A. - Petroquisa, as identified in item (3) of the foreword;

(xxvi) “Business Plan” shall mean the strategic plan, the multiyear plan, the financing plan, and the yearly budget adopted by Braskem, as applicable, or any other plan that may be adopted by Braskem with respect to direction of its business, yearly prepared by the Executive Office of Braskem and approved by the Board of Directors;

(xxvii) “Financial Management Policy” shall mean the financial management policy of Braskem, approved by the Board of Directors, under the terms of the proposal for deliberation No. 9, of 2004;

(xxviii) “Representatives” shall mean the representatives of the Parties at the Preliminary Meetings, who shall be appointed by one Party to the other and be replaced pursuant to Clause 5.1.1, according to the meaning established in Clause 5.1;

(xxix) “Preliminary Meeting” shall mean any and all meetings held by the Parties, through their Representatives, in anticipation of the General Meeting or of a meeting of the Board of Directors, for the purpose of defining the vote orientation to be adopted at the respective General Meeting or at the meeting of the Board of Directors, in connection with matters that are subject to a vote agreement, under the terms of Clause 2.2 below, which shall be governed by the rules of Clause 5 below;

(xxx) “EGM Call Notice Request” shall have the meaning established in Clause 2.4.1; and

(xxxi) “Offer Terms” shall have the meaning established in Clause 6.6.2.

1.3 Also for the purposes of this Shareholders’ Agreement, unless otherwise expressly established by the context, any reference to a clause of this Shareholders’ Agreement shall include its main paragraph as well as all of its items and subitems.

1.4 The equity interest held, on the date hereof, by the Controlling Shareholders is distributed between the Controlling Shareholders as follows:

(i) Odebrecht is the holder of 89,052,470 (eighty-nine million, fifty-two thousand, four-hundred and seventy) Shares, representing 45.27% of the voting share capital and 17.03% of the total share capital of Braskem; and

(ii) Norquisa is the holder of 29,639,199 (twenty-nine million, six-hundred and thirty-nine thousand, one hundred and ninety nine) Shares, representing 15.07% of the voting share capital and 5.67% of the total share capital of Braskem.

1.5 The equity interest held, on the date hereof, by Petroquisa in the voting share capital of Braskem corresponds to 59,014,256 (fifty-nine million, fourteen thousand and two-hundred and fifty-six) Shares, representing 30.00% of the voting share capital and 11.29% of the total share capital of Braskem. Petrobras holds 1 (one) Share issued by Braskem.

1.6 The equity interests listed in Clauses 1.4 and 1.5 above represent all of the voting equity interest held by the Controlling Shareholders and by Petroquisa and Petrobras and its Affiliates in the share capital of Braskem as of this date.

1.7 The Parties agree that this Shareholders’ Agreement is binding on all of the common shares issued by Braskem and held by the Parties on the date of execution of this Shareholders’ Agreement, and on any and all common shares issued by Braskem that shall be held or acquired by the Parties in the future in any way, subject to all provisions set out in this instrument, clauses and conditions, especially with respect to the disposal of shares, right of first refusal, and preemptive right for acquisition and subscription, its encumbering and exercise of the voting right.

2 VOTING RIGHT

Guidelines Governing Exercise of the Voting Right

2.1 The Parties undertake to exercise their voting right in Braskem with a view to causing Braskem to have a professional, efficient and productive management, preserving and increasing its profitability so as to maximize the compensation of their shareholders. Within this context, the Parties undertake to always vote in accordance with the following guidelines:

(i) compliance with a business policy that meets the interests of Braskem, and that assures manufacturing and marketing of its products in line with international competition bases and consistent with the market reality in which Braskem acts;

(ii) compliance with a proper set of rules and procedures relating to health, safety and environment, in accordance with applicable law and with the standards generally accepted for its field of activity, by internationally renowned companies;

(iii) adoption of the best corporate governance practices, observing the authority limits of each of the management bodies of Braskem;

(iv) maintenance of the decision procedure, in all spheres of authority of the management bodies, strictly in accordance with the interests of Braskem;

(v) permanent pursuit of efficiency in its operations by constantly improving its production systems and development/adoption of innovating technologies; and

(vi) permanent pursuit of growth of Braskem in Brazil and abroad.

2.1.1 The Parties undertake, furthermore, to exercise their voting right in Braskem so as to keep a dividend policy aimed at maximizing the distribution of results, provided the internal reserves are necessary and sufficient for the proper operation and development of the Braskem business, as well as its financial soundness, are maintained.

2.1.2 The Parties agree that any investments to be made by Braskem in projects intended to increase its capacity of petrochemical raw material, resins and other products shall be evidently profitable, as per Clause 2.1.2.1 below, and have a secured supply of raw material and assured resources.

2.1.2.1 For purposes of Clause 2.1.2 above, the profitability of the investment projects shall be demonstrated by an appraisal adopting the methodology normally used to evaluate projects, explaining the premises adopted, such as discount rate, and calculating profitability indicators, such as VPL (net present value), TIR (internal return rate) and payback, which shall have a return above the capital cost of Braskem.

Matters Subject to Voting Agreement

2.2 The following matters shall be the subject matter of a consensual decision by the Parties, whether at the General Meeting or through their representatives in the Board of Directors, and to that effect, they shall be previously deliberated at the Preliminary Meetings:

(i) change in preferences, advantages and/or withdrawal or amortization conditions of one or more classes of preferred shares in which the share capital of Braskem is divided;

(ii) creation of more favorable classes of preferred shares in relation to existing classes;

(iii) issuance, without shareholders’ preemptive right, of debentures convertible into common shares, subscription bonds for common shares or founder’s shares;

(iv) creation or granting of a share purchase and sale option by Braskem;

(v) reduction in the mandatory dividends set forth in Braskem’s Bylaws;

(vi) participation in a group of companies, according to the meaning established in Article 265 of the Corporation Law;

(vii) participation of Braskem or the Braskem Controlled Companies in companies, partnerships, profit joint ventures or consortia, except for those which are required to allow Braskem to operate as an integrated petrochemical company;

(viii) amendments to the bylaws of Braskem or of the Braskem Controlled Companies to expand or reduce the scope of their corporate purpose, except for those which are required to allow Braskem to operate as an integrated petrochemical company;

(ix) increase or reduction in the number of members of the Board of Directors;

(x) share capital increase in assets or rights, unless the assets or rights refer to the corporate purpose of Braskem and the evaluation of such assets and rights is made pursuant to the terms of Article 8 of the Corporation Law, by a first-tier investment bank or independent audit company, as well as reduction thereof;

(xi) transformation, amalgamation, spin-off or merger of Braskem or any of its shares into another company;

(xii) decision as to delisting of shares or, in case of delisting, obtaining of a new registration of Braskem or any Braskem Controlled Company as a publicly held company;

(xiii) merger of another company or its shares into Braskem, which may result in an unjustified dilution of the equity interest of Petroquisa and/or Petrobras;

(xiv) filing for bankruptcy, judicial and extrajudicial reorganization of Braskem or any Braskem Controlled Company, or furthermore, the winding-up, liquidation or lifting of the liquidation of Braskem;

(xv) disposal, assignment or transfer of permanent assets of Braskem or any Braskem Controlled Company in operations contemplating, per operation or collectively, per fiscal year, any amounts exceeding five percent (5%) of the permanent assets of Braskem, according to the latest restated balance sheet approved at an Annual General Meeting;

(xvi) acquisition of assets for the permanent assets of Braskem or any Braskem Controlled Company in operations contemplating, per operation or collectively, per fiscal year, amounts exceeding twenty percent (20%) of the permanent assets of Braskem, according to the latest restated balance sheet approved at an Annual General Meeting;

(xvii) encumbering, disposal or fiduciary assignment of the permanent assets of Braskem or any Braskem Controlled Company in operations contemplating, per operation or collectively per fiscal year, any amounts exceeding ten percent (10%) of the permanent assets of Braskem, according to the latest restated balance sheet approved at an Annual General Meeting, or three hundred million reais (R$300,000,000.00), duly adjusted as from the date of this Shareholders’ Agreement, according to the variation in the General Market Price Index - IGP-M/FGV (or another similar index that may replace it in the market), during the period elapsed since the last adjustment, whichever is shorter, provided that such limits shall not apply to the encumbering, assignment or fiduciary disposal by Braskem or any Braskem Controlled Company, of any permanent asset carried out to assure (a) the financing for acquisition of such asset; (b) the legal proceedings filed by or against Braskem or the Braskem Controlled Companies; and (c) credit operations on the financial and capital markets;

(xviii) execution of contracts of any kind whatsoever, by Braskem or by any Braskem Controlled Company, which are not related to the normal course of its business, in operations contemplating, individually, amounts in excess of one hundred and fifty million reais (R$150,000,000.00), duly adjusted on a yearly basis, as from the date of this Shareholders’ Agreement, according to the variation in the General Market Price Index - IGP-M/FGV (or another similar index that may replace it in the market), during the period elapsed since the last adjustment, except for the execution of credit transactions on the financial or capital markets;

(xix) execution of contracts between Braskem or any Braskem Controlled Company, on one side, and any of the Parties, Braskem manager or Braskem Controlled Companies, or their respective Related Parties, on the other side, in amounts exceeding five million reais (R$5,000,000.00) per operation, or exceeding in the aggregate, fifteen million reais (R$15,000,000.00) per fiscal year, duly adjusted on a yearly basis, as from the date of this Shareholders’ Agreement, according to the variation in the IGP-M/FGV (or another similar index that may replace it on the market) during the period elapsed since the latest adjustment.;

(xx) review or change of the Financial Management Policy of Braskem, also applicable to the Braskem Controlled Companies, as to the level of indebtedness in foreign currency and the financial hedge policy;

(xxi) any motion that leads Braskem, on a consolidated basis, not to meet any of the financial indexes listed in Exhibit I to this Shareholders’ Agreement;

(xxii) choice or replacement of the independent auditors of Braskem or of the Braskem Controlled Companies;

(xxiii) exercise of the voting right by Braskem in the Braskem Controlled Companies regarding the matters set forth in items (i), (ii), (iii) and (x) of this Clause 2.2 whenever the Controlling Shareholders hold, directly or through its Affiliates (except Braskem), an equity interest in such controlled companies; and

(xxiv) exercise of the voting right by Braskem in the Braskem Controlled Companies regarding the matters set forth in items (xi) and (xiii) of this Clause 2.2 whenever the Controlling Shareholders hold, directly or through its Affiliates (except Braskem), an equity interest in such controlled companies or in any of the companies that will be part of the operations set forth in items (xi) or (xiii) above. In the events established in this item (xxiv), the references to Braskem shall be understood as references to the Braskem Controlled Companies in question.

2.2.1 The Parties undertake to yearly evaluate and discuss in good faith the necessity of adjustment of the amounts established in items (xvii) and (xviii) above, in view of the variation of the IGP-M and any depreciation of the Brazilian currency vis-à-vis the United States dollar.

2.3 As long as Petroquisa and Petrobras jointly hold less than fifty percent (50%) and more than eighteen percent (18%) of the voting capital of Braskem, they shall be assured, in their totality, the rights set forth by the voting agreement of Clause 2.2 above.

2.3.1 Should Petroquisa and Petrobras jointly hold an interest lower or equal to eighteen percent (18%) of the voting capital and higher than five percent (5%) of the voting capital of Braskem, all the rights established in the voting agreement of Clause 2.2 above shall be excluded, except for that set forth in item (xix).

2.4 In the events of dilution of the common stock division of Petroquisa and/or Petrobras (i) in corporate transactions in which the right of first refusal has not been assured to the current shareholders of Braskem so that they keep their voting capital shares in Braskem, including but not limited to, the conversion of class “A” preferred shares into common shares, or (ii) in transactions of conversion of debentures or other securities into common shares of Braskem, (each of such events being an “Event of Dilution”), the parties hereby agree that, prior to approval of such transactions, the Controlling Shareholders, jointly and severally, shall assure to Petroquisa and/or to Petrobras the right, but not the obligation, to keep the voting capital shares of Braskem which they held immediately before the Event of Dilution, upon the following mechanisms:

2.4.1 Upon the written request of Petroquisa and/or Petrobras, under the terms of Clause 2.4.2 below (“EGM Call Notice Request”), the Controlling Shareholders shall cause the call of a Braskem General Meeting, to be held within twenty (20) days from the receipt of such request, and shall exercise their voting right to approve the conversion of class “A” preferred shares into common shares in an amount sufficient for Petroquisa and/or Petrobras to be able, if they so wish, to keep their equity interests in the voting capital of Braskem.

2.4.2 The EGM Call Notice Request shall contain a statement by Petrobras and/or Petroquisa regarding the percent interest in the voting capital intended for the conversion (limited to the percentage of voting capital immediately held prior to the Event of Dilution), as well as an evidence of ownership of such class “A” preferred shares as may be sufficient to achieve such objective in case no other holder of preferred shares exercises its right to also convert its preferred shares into common shares.

2.4.3 If the preferred shares of Petroquisa and/or Petrobras in the capital of Braskem are insufficient to recompose the intended interest, pursuant to Clauses 2.4.1 and 2.4.2 above, Petroquisa and/or Petrobras shall be entitled to request, at any time, that the Controlling Shareholders call the new General Meeting of Braskem, to be held within twenty (20) days counted from the receipt of such request, and the Controlling Shareholders shall, at such General Meeting, to exercise their voting right to approve conversion of class “A” preferred shares into common shares, in an amount sufficient for Petroquisa and/or Petrobras to be able, if they so wish, to keep their respective equity interests in the voting capital of Braskem, with due regard for the provisions in Clause 2.4.2.

2.4.4 In the event set forth in this Clause 2.4, Petrobras and Petroquisa shall keep the political rights they had under the terms of this Shareholders’ Agreement before the Event of Dilution, for a period of twelve (12) months as from the date of the Event of Dilution.

2.4.5 Petrobras and Petroquisa, within sixty (60) days as from the date (i) of an Event of Dilution, or (ii) in which they receive a notice in writing sent by the Controlling Shareholders, informing that an Event of Dilution will occur (“Event of Dilution Notice”), shall notify in writing the Controlling Shareholders regarding whether they intend to exercise the right assured under the terms of this Clause 2.4.

2.4.6 The Event of Dilution Notice shall specify all the terms and conditions of the Event of Dilution, as well as the calculation of the expected dilution in the interest held by Petroquisa and Petrobras in the voting capital of Braskem after such event.

2.4.7 Should Petroquisa or Petrobras fail to express themselves within the period established in Clause 2.4.5 above or should they state that they do not intend to exercise their right established in this Clause 2.4, the exercise of such right by them shall be impaired exclusively in relation to the Event of Dilution that is the subject matter of the Event of Dilution Notice, subject to the provisions in Clause 2.4.8 below.

2.4.8 If, in the case established in Clause 2.4.7 above, the Event of Dilution that is the subject matter of the Event of Dilution Notice is not consummated within sixty (60) days counted from the end of the term set forth in Clause 2.4.5 above, the right of Petroquisa and Petrobras under this Clause 2.4 shall be reestablished as provided herein.

2.4.9 The conversion of class “A” preferred shares into common shares for purposes of this Clause 2.4 shall always be made at the proportion of 1 class “A” preferred share to 1 common share.

3 MANAGEMENT

Governance

3.1 The Parties undertake to exercise at all times their respective voting rights at the General Meetings and to recommend that the members of the Board of Directors designated thereby, always act towards the best interests of Braskem and exercise their voting rights regarding corporate resolutions, causing the management boards of Braskem to act independently and loyally as well as to act with transparence and accuracy when making disclosures to the market, so as to promote valuation of the assets of Braskem and to offer more security and transparence to the other shareholders of Braskem.

3.1.1 The Parties further undertake to exercise their voting rights regarding the election of the members of the Board of Directors and to cause the members elected thereby to the Board of Directors to exercise their voting rights in the election of the members of the executive office, taking into consideration the best interests of Braskem, personal and professional qualifications, and technical and administrative skills of the candidates.

Election of the Members of the Board of Directors

3.2 The Parties undertake to exercise their voting right to the effect that the Board of Directors be composed of eleven (11) actual members and the respective alternates, and furthermore, with a view to electing the largest possible number of members of the Board of Directors and the Fiscal Council, who shall be previously designated by the Parties based on the following:

3.2.1 As long as Petroquisa and Petrobras hold, individually or jointly, an equity interest representing at least eighteen percent (18%) of the voting capital of Braskem:

(a) the Controlling Shareholders shall be assured the right to elect, jointly, at least six (6) members, and Petroquisa and Petrobras shall be assured the right to elect, jointly, three (3) of the eleven (11) members of the Board of Directors and the respective alternates;

(b) the Controlling Shareholders are assured the right to elect the chairman, and Petroquisa and Petrobras shall elect the vice chairman of the Board of Directors; and

(c) if, in the election of the members of the Board of Directors, the shareholders of Braskem other than the Parties, exercise any of the options set out in the main paragraph of Article 141 of the Corporation Law (multiple vote) or in items I and II of paragraph 4 or in paragraph 5 of such Article 141 (election of members of the Board of Directors by shareholders owning preferred and common shares), the Parties shall vote in a way that two thirds (2/3) of the members elected by the Parties, and their respective alternates, be elected, jointly, by the Controlling Shareholders, and one third (1/3) of the members elected by the Parties, and their respective alternates, be elected, jointly, by Petroquisa and Petrobras, provided, however, that the election of the members designated by the Controlling Shareholders representing at least the absolute majority of the members of the Board of Directors shall be assured, as long as the Controlling Shareholders hold the Control of Braskem.

3.2.2 As long as Petroquisa and Petrobras hold an equity interest representing at least twelve percent (12%) of the voting capital of Braskem:

(a) the Controlling Shareholders shall be assured the right to elect, jointly, at least seven (7) members, and Petroquisa and Petrobras shall be assured the right to elect, jointly, two (2) of the eleven (11) members of the Board of Directors and their respective alternates;

(b) the Controlling Shareholders are assured the right to elect the chairman, and Petroquisa and Petrobras shall elect the vice chairman of the Board of Directors; and

(c) if, in the election of the members of the Board of Directors, the shareholders of Braskem other than the Parties, exercise any of the options set out in the main paragraph of Article 141 of the Corporation Law (multiple vote) or in items I and II of paragraph 4 or in paragraph 5 of such Article 141 (election of members of the Board of Directors by shareholders owning preferred and common shares), the Parties shall vote in a way that seven (7) of the members elected by the Parties, and their respective alternates, be elected, jointly, by the Controlling Shareholders, and two (2) of the members elected by the Parties, and their respective alternates, be elected, jointly, by Petroquisa and Petrobras, provided however, that the election of the members designated by the Controlling Shareholders representing at least the absolute majority of the members of the Board of Directors shall be assured, as long as the Controlling Shareholders hold the Control of Braskem.

3.2.3 As long as Petroquisa and Petrobras hold an equity interest representing at least five percent (5%) of the voting capital of Braskem:

(a) the Controlling Shareholders shall be assured the right to elect, jointly, at least eight (8) members of the Board of Directors, and their respective alternates, and Petroquisa and Petrobras shall be assured the right to elect, jointly, one (1) member of the Board of Directors and its respective alternate;

(b) if, in the election of the members of the Board of Directors, the shareholders of Braskem other than the Parties, exercise any of the options set out in the main paragraph of Article 141 of the Corporation Law (multiple vote) or in items I and II of paragraph 4 or in paragraph 5 of such Article 141 (election of members of the Board of Directors by shareholders owning preferred and common shares), the Parties shall vote in a way that one (1) of the members elected by the Parties, and its respective alternate, be elected, jointly, by Petroquisa and Petrobras, provided however, that the election of the members designated by the Controlling Shareholders representing at least eight (8) of the members of the Board of Directors, and their alternates, shall be assured, as long as the Controlling Shareholders hold the Control of Braskem.

3.2.4 The Board members designated by Petrobras and/or by Petroquisa shall have the right to participate in all committees of the Board of Directors that may be created; provided, however, that they cannot accumulate positions in more than one committee. The chairman of the Board of Directors shall assign the members in each of the committees, and to that effect, the chairman shall consider the experience and specific skills of each member vis-à-vis the responsibilities of each committee, provided that, while Petrobras and Petroquisa are the holders, together, of (i) more than twelve percent (12%) of the voting capital of Braskem, the members elected thereby shall be entitled to participate, at least, in the committees intended to analyze the finances and investments as well as the Business Plan of Braskem and the Braskem Controlled Companies, and (ii) from twelve percent (12%), inclusive, to five percent (5%) of the voting capital of Braskem, the Board members elected thereby shall be entitled to participate, at least, in the committee intended to analyze the finances and investments of Braskem.

3.2.4.1 Braskem shall always have a committee aimed at the analysis of the organization and personnel that will be responsible for reviewing, discussing and issuing an opinion on the proposal for composition of the Executive Office presented under the terms of Clause 3.8 below, in which Petrobras and Petroquisa may appoint a member, as long as they hold an equity interest over 18% of the voting capital of Braskem, pursuant to item 3.2.1 above.

3.3 The Parties undertake not to nominate as member of the Board of Directors of Braskem any persons in management positions (whether as member, officer or other position) in petrochemical companies competing with Braskem.

3.4 Each Party shall have the right to dismiss the members of the Board of Directors or their respective alternates, who have been elected by its indication, and replace them if it wishes so.

3.4.1 The other Party undertakes to cause the resolution as to dismissal and/or replacement to be implemented.

3.5 If the number of votes of the Parties is not sufficient to elect the number of members of the Board of Directors indicated in Clause 3.2 above, the Parties undertake to call a General Meeting, to be held within thirty (30) days from the General Meeting in which the insufficiency of vacancies in the Board of Directors is verified, and to attend and exercise their voting right to approve the increase in the number of members of the Board of Directors of Braskem in a number sufficient to assure the election of the exact proportion of members indicated in Clause 3.2 above to which the Parties are entitled. Until this proportion is reestablished, Petroquisa and Petrobras shall be entitled to jointly elect at least one (1) member of the Board of Directors and its respective alternate.

Election of the Members of the Executive Office

3.6 Notwithstanding the provisions in Clause 2.1, which establish the guidelines applicable to exercise of the voting right, when choosing the members of the executive office, the Board of Directors shall opt for the best professionals available on the market seeking to offer Braskem managers of renowned authority to perform their duties. During this process of election, there shall be accepted among the candidates the professionals designated by the Parties, the controlled, controlling and afilliated companies, and professionals that belongs to their corporate structure and to Braskem, who fulfill such requirements.

3.7 The process of selection of Braskem’s chief executive officer shall be conducted directly by the Board of Directors.

3.8 The process of selection of candidates to the other positions of the statutory executive office, shall be conducted by the chief executive officer of Braskem, strictly in accordance with Clause 3.6 above, for subsequent resolution by the Board of Directors. After the Chief Executive Officer has received the proposal for composition of the Executive Office, the Chairman of the Board of Directors shall submit it, together with the names of the other candidates that participated in the process of selection by the Chief Executive Officer, to the committee intended for analysis of organization and personnel, which shall review it at a specific meeting and shall send it with its opinion to the Board of Directors, containing a registration of the opinion of each member of the committee on the matter.

3.9 If the Chief Executive Officer and/or the Board of Directors elect a designee of one of the Parties, and such designee is a member of its staff, the Party that named such designee to the process of selection shall assign him to Braskem on an exclusive basis, to work full time, for an indeterminate term, so that Braskem can be the only party responsible for the corresponding full remuneration, and Braskem and the Party that assigned the executive shall negotiate in good faith the best way of reimbursing any expenses that the Party may still have after the assignment.

3.10 The members of the executive office shall be totally independent from the Party that has designated them to the process of selection, and shall perform their duties exclusively to meet the interests of Braskem and to carry out its corporate purpose.

4 FISCAL COUNCIL

4.1 Braskem’s Fiscal Council is composed of 5 (five) members and their respective alternates, and it will operate on a permanent basis.

4.2 While this Shareholders’ Agreement is in force and while the Controlling Shareholders are the holders of fifty percent (50%) plus one share of Braskem’s voting capital, the Parties are assured the right to elect the majority of the members of Braskem’s Fiscal Council, pursuant to the terms of letter “b”, paragraph 4, of Article 161 of the Corporation Law, and the Controlling Shareholders shall assure the right of Petroquisa and Petrobras jointly appointing and having elected 1 (one) member of the Fiscal Council and its respective alternate as long as Petroquisa and/or Petrobras is the holder of, at least, five percent (5%) of the voting capital of Braskem.

4.3 The Parties undertake not to nominate as members of Braskem’s Fiscal Council any persons who perform administrative functions (as director, officer or any other function) in petrochemical companies competing with Braskem.

5 PRELIMINARY MEETINGS

In case any of the matters listed in Clause 2.2. above, which are subject to a voting agreement, is subject to a General Meeting or a Board of Directors’ meeting, the Parties shall agree to its vote in a Preliminary Meeting.

Representation of the Parties

5.1 Each Party shall have, at most, three (3) and, at least, one (1) representative to be able to instate Preliminary Meetings (“Representatives”), pursuant to the terms of this Shareholders’ Agreement, and the Representatives are reserved the right to be accompanied by advisors. Notwithstanding the foregoing, the Controlling Shareholders are jointly entitled to one (1) vote in Preliminary Meetings, and Petroquisa and Petrobras are jointly entitled to one (1) vote in Preliminary Meetings, regardless of the number of Representatives present at the meeting.

5.1.1 The Representatives shall be indicated by one Party to the other pursuant to the form of notices set out in Clause 8.1 below. Any of the Representatives may be replaced, at any moment, by the Party that has indicated the Representative, and such Party shall give notice of such replacement to the other Party, also pursuant to the form of notice set out in Clause 8.1.

Call Notice

5.2 Preliminary Meetings may be called by the Representative of any of the Parties, with indication of the place and list of matters to be discussed, upon written notice to the Representative of the other Party, in the form set out in Clause 8.1.

5.2.1 The call notice shall contain the information necessary to define the orientation towards the Parties’ vote. Anyway, the Parties may request information, documents and/or additional clarifications that they may deem necessary to that purpose.

5.2.2 Preliminary Meetings that precede General Meetings shall take place up to five (5) days prior to the relevant General Meeting and shall be called at least five (5) days before the date on which the respective Preliminary Meeting shall take place.

5.2.3 Preliminary Meetings that precede Board of Directors’ Meetings shall take place up to the day immediately prior to the date on which the relevant Board of Directors’ meeting shall take place, and shall be called at least three (3) days before the date in which the respective Preliminary Meeting shall take place.

5.2.4 The Parties hereby agree that Preliminary Meetings may occur via conference calls or video-conferences, with due regard to the call notice rules set forth in the remaining items of this Clause 5.2. , in which case the Party shall sign the minutes of the Preliminary Meeting by fax or similar method.

Installation and Deliberation

5.3 Subject to Clause 5.3.5 below, Preliminary Meetings shall only be validly installed and effectively resolve with the presence of at least one (1) Representative of Petroquisa and/or Petrobras and one (1) Representative of the Controlling Shareholders, the minutes of which shall be drawn up and signed by the attending parties and shall serve as a final commitment of the position to be taken equally by the Parties in the respective deliberation at the General Meeting or Board of Directors’ meeting, as the case may be.

5.3.1 In case the Party’s Representative is unable to attend the meeting, any Party may address, in writing, its vote, in relation to the matters subject to discussion and resolution in any Preliminary Meeting, and the relevant Party shall be then considered present at the respective Preliminary Meeting.

5.3.2 The resolutions shall be considered approved upon the favorable vote of both Parties (Petroquisa and/or Petrobras, on one side, and the Controlling Shareholders, on the other side). Decisions taken in Preliminary Meetings shall constitute voting agreements and shall bind the vote of the Parties in the respective General Meetings and voting orientation of the members of the Board of Directors, and such voting agreements shall be strictly complied with by Braskem, as per the terms of the Corporation Law.

5.3.3 The Parties undertake to guide their positions and votes at the Preliminary Meetings through the provisions set forth in Clause 2.1. , always endeavoring efforts to reach a common agreement, following Braskem’s interests and the principles of reasonability and good faith, provided the votes of the Parties shall be always expressed and followed by grounded justification.

5.3.4 Until approval of the matter at the Preliminary Meeting, the matter shall not be submitted to the analysis of the General Meeting or of the Board of Directors’ meeting. In case it is not possible to appreciate the matter at the General Meeting or Board of Directors’ meeting, the Controlling Shareholders and Petroquisa and Petrobras shall exercise their respective voting rights so as to consider forfeited the item of the agenda of the General Meeting or of the Board of Directors’ meeting, until the matter is approved at the Preliminary Meeting.

5.3.5 If any of the Parties does not assign a Representative to any Preliminary Meeting after regularly called or does not present its vote in writing on the matters under discussion, the matters object of the respective Preliminary Meeting shall be submitted to deliberation of the General Meeting and the Board of Directors’ meeting and the omitted or absent Party shall be bound by the voting orientation of the Party present at the Preliminary Meeting.

5.4 The chairman of the General Meetings and of the Board of Directors’ meetings shall not consider the vote taken in violation of this Shareholders’ Agreement, as per the Corporation Law.

6 RIGHT OF FIRST REFUSAL AND ADHESION RIGHT

6.1 If any of the Parties acquires, directly or indirectly, voting shares issued by Braskem, or subscription rights over such common shares, from third parties, it shall tender to the other Party, for the same acquisition price, added of Interest as per Clause 6.1.7 below, within sixty (60) days, counted from the relevant acquisition date, in accordance with the procedure set forth in the Clauses below and subject to the same terms and conditions of such acquisition, part of the acquired Shares, so as to maintain the proportionality among their respective stakes at the time of acquisition.

6.1.1 It is hereby understood that the obligation to tender the acquired Shares as provided above also encompasses the transactions carried out by the Parties’ Affiliates, as well as their successors, so that the Parties have broad access to the acquisition of the Shares and are able to maintain their respective proportions.

6.1.2 In the event set out in this Clause 6.1, the acquiring Party shall, within the term established in the main paragraph of this Clause, send to the other Shareholders a notice informing about the execution of an acquisition transaction as per the terms of Clause 6.1, specifying the terms and conditions of such acquisition, as well as the price paid per share and the payment conditions. The other Shareholders shall, within thirty (30) days counted from the receipt of such notice, exercise their right set out in this Clause 6.1.

6.1.3 If the acquisition price of the Shares has not been established in the purchase and sale agreement executed with the third party seller, or if the price is undeterminable, the price shall be determined through an evaluation to be carried out within thirty (30) days as of the other Shareholders’ manifestation of interest in exercising the acquisition right within the term set out in Clause 6.1.2 above, by 2 (two) specialized firms, investment banks or internationally renowned first-tier consulting firms, each one chosen and paid by one Party (Petroquisa and/or Petrobras, on one side, and the Controlling Shareholders, on the other side), and the criterion to be used shall be the so-called “discounted cash flow” included in a report that fulfills the requirements of Article 8, paragraph 1 of the Corporation Law and the responsibility provided in paragraph 6 of the same article, taking into consideration internationally accepted criteria for the petrochemical sector in relation to companies, projects or developments of a similar nature and size of the ones carried out by Braskem, which shall be substantiated in the valuation report.

6.1.4 In case the valuations referred to in Clause 6.1.3 have variations among them of 10% (ten percent) or less, the price shall be the average of both valuations. In case the valuations show variations between them of more than 10% (ten percent), the price shall be determined, within 30 (thirty) days, by a specialized company (investment banks or internationally renowned first-tier consulting firms), chosen in common agreement by the Parties, and the price shall be the one determined by such third company, provided that the price shall not be higher than the highest value determined by the aforesaid valuations or lower than the lowest value of the aforesaid valuations. In case no agreement in relation to such third company is reached within 05 (five) days after the conclusion of the last valuation set out in Clause 6.1.3, the parties shall submit this matter to arbitration as set out in Clause 9.2.

6.1.5 Until the actual transfer of the Shares or the term for the right set out in Clause 6.1.2 or 6.1.3 is expired, as applicable whichever occurs first, the Parties shall maintain the same political rights held thereby prior to acquisition of the new Shares by the other Party. Any economic rights received by the holder of the Shares to be tendered shall be discounted from the price to be paid by the other Party upon exercise of its right.

6.1.6 The transfer of the Shares of the acquiring Party to the other Shareholders which have exercised the right set out in this Clause 6.1 shall occur within 10 (ten) days counted from (i) the receipt of the notice of exercise set out in Clause 6.1.2 above or (ii) the date of the acquisition price determination, in the event set forth under Clause 6.1.3 above.

6.1.7 The acquisition price of the Shares of the acquiring Party by the other Shareholders pursuant to this Clause 6.1 shall be added to Interest corresponding to the period between the payment date of the acquisition price for the voting shares by the acquiring Party to the third party seller thereof and the effective payment date of the acquisition price by the other Shareholders to the acquiring Party.

6.2 The Parties mutually grant the right of first refusal for the acquisition of the Shares or subscription rights regarding new Shares owned by the other Party, in case any Party intends, in any form or in any way, directly or indirectly, to sell its interest in Braskem’s voting capital.

6.2.1 In case of sale of an indirect interest in Braskem’s voting capital, the Parties shall follow the procedures set out in Clauses 6.1.3 and 6.1.4 to determine the amount to be utilized for the exercise of the right of first refusal.

Proceeding for the Exercise of the Right of First Refusal

6.3 In the situations set out in Clause 6.2 above, if any of the Parties ("Assigning Shareholder") intends to sell its Shares, the Assigning Shareholder shall notify the other Party(ies) (Controlling Shareholders, on one side, and Petrobras and Petroquisa, on the other side), in writing, of its intention ("Sale Notice"), and such Sale Notice must contain information related to the offer, including, but not limited to, the quantity of tendered Shares, the general terms and conditions of the offer, and the price and payment conditions.

6.3.1 The Sale Notice shall be sent to the other Party(ies), according to the procedure set out in Clause 8.1 below and shall be considered received as per the terms set out in Clause 8.1.1 below.

6.3.2 The Party that receives the Sale Notice shall, within 90 (ninety) days counted from the receipt of the Sale Notice, exercise its right of first refusal and acquire all of the tendered Shares in the same conditions of the Sale Notice, without any changes or amendments thereto.

6.3.3 Having received the other Party(ies)’ notice on the acquisition of the totality of the tendered Shares by it, the Assigning Shareholder shall call the other Party that wishes to acquire the Shares, in writing and at least ten (10) business days in advance, to attend the place to be determined in such call notice, at the scheduled date and time, to proceed with the transfer of the Shares.

6.3.4 If, at the scheduled date and time, the acquiring Party does not appear at the place indicated in the call notice set out in Clause 6.3.3 above for the completion of the transfer of the tendered Shares, such absence shall be considered, for all effects, as an express manifestation, by the absent Party, regarding its waiver of its right of first refusal, when the provisions set forth in Clause 6.4. below shall automatically apply.

6.4 Once the terms set forth in the precedent clauses have expired and in case the tendered Shares have not been acquired by the other Party(ies), the Assigning Shareholder may sell them to third parties, within a maximum term of one hundred and eighty (180) days, in the same conditions and for a price equal or higher than the price of the Sale Notice.

6.4.1 The third party acquiring the totality of the joint equity interest held by Petroquisa and Petrobras in Braskem shall be entitled to join the Shareholders’ Agreement, provided that it shall not be a Braskem’s competitor and represents, in writing, that it is able to assume and maintain, directly or through its Affiliates, all and any rights, benefits, responsibilities and obligations of Petroquisa and Petrobras in this Shareholders’ Agreement, and, in this case, it shall expressly, unconditionally and unrestrictedly be bound by the rights and obligations contained herein, as an essential condition for joining this Shareholders’ Agreement.

6.5 In case the sale is not concluded within the one hundred and eighty (180) day-term established under Clause 6.4 above and the Assigning Shareholder intends, again, to sell its respective Shares, the procedure indicated in Clauses 6.3 and 6.4 above shall be observed, since it will be a new and different sale which may only be contracted after a new sale offer, so as to fully assure the right of first refusal of the other Party(ies).

6.6 If any of the Parties receive a firm offer to tender, directly or indirectly, its Shares to third Parties, the other Parties (“Remaining Shareholders”) shall be assured the right to require that the sale of the Shares by the Assigning Shareholder includes the Shares then held by the other Parties (“Tag Along Right”), in a quantity that is proportional to the one of the Assigning Shareholder, in case the sale occurs. If the offer involves the direct or indirect sale of Braskem’s Control by the Controlling Shareholders, Petroquisa and Petrobras shall be entitled to the Tag Along Right for the sale of the totality of its stake in Braskem.

6.6.1 In case of indirect interest sale, the acquisition price of the shares held by the Parties that exercised the Tag Along Right provided herein shall be determined according to the procedures set out in Clauses 6.1.3 and 6.1.4 above.

6.6.2 For the purposes of the provisions of this Clause 6.6, the Assigning Shareholder shall notify the Remaining Shareholders of the receipt of a firm offer for the tender of its Shares to third parties, informing the number of the Shares to be tendered, the price to be paid per Share, the term and payment form, other sale conditions or the proposed transfer and the complete name and identification of the potential buyer (“Terms of the Offer”).

6.6.3 Within 30 (thirty) days as of the receipt by the Remaining Shareholders of the notice from the Assigning Shareholder containing the Terms of the Offer, the Remaining Shareholders shall inform, in writing, the Assigning Shareholder whether they will exercise or not their respective Tag Along Right. In case the Remaining Shareholders exercise the Tag Along Right, the Remaining Shareholders shall fully adhere to the terms and conditions of the sale agreed to by the Assigning Shareholder. The exercise of the Tag Along Right shall be irreversible and irrevocable. All costs and expenses incurred in the preparation and the actual sale, including legal and professional fees, to the extent previously approved in writing by the Remaining Shareholders, shall be shared by the Shareholders in the proportion of the amount received by them in connection with the sale.

6.6.4 In case the Remaining Shareholders exercise the Tag Along Right, the Remaining Shareholders shall take or cause to take the necessary or reasonably intended actions so that the completion of the sale of their Shares pursuant to the terms of this Clause occurs within 10 (ten) days counted from the delivery of the notice referred to in Clause 6.6.3 above.

6.7 None of the Parties is allowed to create a security interest in or otherwise encumber or pledge their Shares as collateral without the creditor’s or beneficiary’s expressly declaring in the guarantee agreement their knowledge of the Shareholders’ Agreement and undertaking before both Parties in the guarantee agreement to comply with the Shareholders’ Agreement, unconditionally and unrestrictedly, in case of enforcement of the guarantee.

6.8 The Parties are not allowed to grant their Shares in fiduciary disposal, or create usufruct over the Shares in favor of third parties, except for exclusively the creation of usufruct over economic rights attributed to the Shares.

6.9 Subject to Clause 6.1, about the acquisition of new Shares by the Parties, the preemptive and adhesion rights and the restrictions to the sale, transfer or encumbering of Shares provided hereunder do not apply to transactions between the Parties and their Affiliates, provided that the purchaser thereof is not a petrochemical company competing with Braskem and, provided, further, that the purchaser thereof adheres unrestrictedly, unconditionally and expressly to this Shareholders’ Agreement, and the assigning Party shall continue to be jointly responsible with the assignee for the compliance with the obligations established hereunder. For the purposes of this Shareholders’ Agreement, the Affiliates that received Shares from the Parties pursuant to this Clause 6.9 shall be considered Parties, to which all provisions related to the Parties from which the Affiliates have received the Shares shall fully apply.

6.10 For purposes of this Shareholders’ Agreement, a fiduciary transfer of one voting share of Braskem’s capital stock, owned by the Parties, to each of the persons appointed to compose the Board of Directors for compliance with the requirement provided in article 146 of the Corporation Law shall not be considered as a sale, transfer or encumbering of Shares.

6.11 Notwithstanding the provisions set forth under Clause 6.2, the transfer of Braskem’s Control by the Controlling Shareholders to a third party purchaser is conditioned upon the prior and express adhesion of the third party acquiring the Control to the terms hereof, unconditionally, irreversibly and irrevocably, subject to the transfer being considered null and void, and such transfer shall not be registered in the applicable corporate books of Braskem.

6.12 Any sale, transfer or encumbering of Shares, issuance of Braskem’s convertible securities, subscription rights and/or any rights inherent thereto shall be considered null and void before Braskem and third parties if made in violation to the provisions hereof, in which case it shall result in the application, including, without limitation, of the provision set forth under Clause 8.12. related to specific performance of this Shareholders’ Agreement.

7 CONFLICT OF INTERESTS/CONFIDENTIALITY

7.1 The Parties undertake to keep strictly secret and shall not use, in petrochemical companies competing with Braskem, in any form or on any pretext, Braskem’s confidential information (trade secrets), including, but not limited to any financial, commercial, operational and strategic information to which the Parties could have access.

7.2 The Parties undertake not to appoint to any position in any management body of companies competing with Braskem in which they hold a direct or indirect interest, any person who: (i) waives or has waived, or has been dismissed as a member of the Board of Directors for less than 6 (six) months or (ii) waives or has waived, or has been dismissed as an Officer of Braskem for less than 12 (twelve) months. The Parties shall require confidentiality from the persons appointed by it as its representatives in administrative functions of Braskem.

8 GENERAL PROVISIONS

8.1 Notices. All notices from any Party to the other, as provided for herein, shall be made in writing and personally delivered against receipt or registered letter, to the following addresses:

(i) If to the Controlling Shareholders:

Odebrecht
Attn.: CEO
Address: Av. Luiz Vianna Filho, n° 2.841, Paralela, Salvador-BA
Fax: (71) 3206-1348

(ii) Norquisa

Attn.: Ruy Lemos Sampaio
Address: Av. das Nações Unidas n° 4.777, 5° andar, São Paulo SP
Fax: (11) 3206-1330

(iii) If to Petroquisa:

Attn.: CEO
Address: Av. República do Chile, n° 65, 9° andar, parte, Rio de Janeiro-RJ
Fax: (21) 3224-2722

(iv) If to Braskem:

Attn.: CEO
Address: Av. Nações Unidas, n° 4.777, São Paulo-SP
Fax: (11) 3023-0954

(v) If to Petrobras:

Attn.: CEO
Address: Av. República do Chile, n° 65, Rio de Janeiro-RJ
Fax: (21) 3224-2722

8.1.1 The notice shall be considered received if: (i) delivered personally, on the date of the respective filing; and (ii) sent by registered letter, 5 (five) days after its posting.

8.2 Entire Agreement. This Shareholders’ Agreement represents the entire agreement of the Parties and among the Parties and Braskem in relation to the matters contemplated herein, and all and any prior understandings and/or agreements among the Parties and among the Parties and Braskem in relation to the same matters are hereby terminated, including, but not limited to: (i) the “Memorandum of Understandings for Execution of the Shareholders’ Agreement of Copene – Petroquímica do Nordeste S.A.”, executed on July 3, 2001; (ii) the “Second Amendment to the Memorandum of Understandings for Execution of the Shareholders’ Agreement of Copene – Petroquímica do Nordeste S.A.”, executed on April 29, 2005; (iii) the “Shareholders’ Agreement” of Petroquímica Paulínia S.A., executed on September 16, 2005; and (iv) the “Memorandum of Understandings”, executed on April 18, 2007”.

8.3 Binding Effect. This Shareholders’ Agreement binds the Parties and their successors in any way, and it is hereby irreversibly and irrevocably executed.

8.4 Assignment. This Shareholders’ Agreement and any of the rights and obligations arising herefrom shall not be assigned or otherwise transferred by any Party, in any way, without the prior written consent of the other Party, and any assignment or transfer made without such consent shall be considered null and void.

8.5 Execution of New Shareholders’ Agreement. The execution of a shareholders’ agreement related to the Shares between any of the Parties and a third party shall be subject to the prior written consent of the other Parties, without which the shareholders’ agreement shall be considered null and void.

8.5.1 Petroquisa and Petrobras represent to be aware of the existence of a shareholders’ agreement executed between Odebrecht and BNDES Participações S.A. – BNDESPAR, which is also filed at Braskem’s headquarters.

8.6 Filing. This Shareholders’ Agreement is filed at Braskem’s headquarters, and Braskem and its management undertake to observe and comply with the provisions set forth in this Shareholders’ Agreement as per Article 118 of the Corporation Law.

8.7 Annotation. The restrictions regarding circulation of the Shares imposed by this Shareholders’ Agreement, as well as other obligations or burdens arising therefrom shall be annotated before the depositary institution of Braskem’s shares, as per Article 40 of the Corporation Law.

8.8 Amendments. This Shareholders’ Agreement may only be amended by a written agreement signed by all the Parties hereto.

8.9 Braskem’s Bylaws. The Parties agree that in case the provisions set forth in this Agreement differs from Braskem’s Bylaws, the provisions set forth herein shall prevail in relation to the provisions of the bylaws, in which case the Parties shall immediately call a General Meeting to amend Braskem’s Bylaws to make it compliant with the terms of this Shareholders’ Agreement.

8.10 Tolerance. Waivers. No term or waiver granted by any of the Parties to the other in relation to the terms of this Shareholders’ Agreement shall, in any way, affect this Shareholders’ Agreement, or any of its rights and obligations of the Parties provided herein, unless in the strict terms of such tolerance or waiver.

8.11 Severability. If any provision of this Shareholders’ Agreement is considered null, void, invalid or inoperative, no other provisions of this Shareholders’ Agreement shall be affected as a consequence thereof and, therefore, the remaining provisions of this Shareholders’ Agreement shall be kept in full force and effect as if such null, void, invalid or inoperative provision were not part of this Shareholders’ Agreement.

8.12 Specific Performance. The Parties agree that, pursuant to article 118, paragraph 3, of the Corporation Law and articles 461, 462 and 466-B, of the Brazilian Civil Procedure Code, the specific performance of the obligations contained herein can be judicially claimed, without prejudice to reimbursement of losses and damages incurred by the claiming Party as a result of noncompliance with such obligations.

9. GOVERNING LAW AND JURISDICTION

9.1. This Shareholders’ Agreement shall be governed by and interpreted in accordance with the laws of the Federative Republic of Brazil.

9.2. The Parties and Braskem shall endeavor their best efforts to resolve in good faith, to their mutual interests, any disputes that may arise in relation to this Shareholders’ Agreement or noncompliance thereof within thirty (30) days. If upon expiration of this term no satisfactory solution has been reached by the Parties and Braskem, the dispute shall be resolved by the Arbitration Center of the Brazil-Canada Chamber of Commerce, in the City of São Paulo, State of São Paulo, in accordance with the rules of the referred Center, where the laws of the Federative Republic of Brazil shall apply, and no decision based on equity shall be allowed.

9.3. Any decision taken by the aforementioned Arbitration Center shall be considered final and definitive in relation to the Parties and Braskem.

9.4. Refusal by any of the Parties and Braskem in executing the respective arbitration agreement and/or submitting to the decision contained in the arbitration award shall be considered as a violation of the obligations established hereunder, and such Party and/or Braskem shall be liable for a penalty equivalent to twenty percent (20%) of the disputed amount or 2% of Braskem’s net equity at the time, whichever is higher.

9.5. Notwithstanding the provisions set forth under Clauses 9.2 to 9.4 above, the Parties and Braskem agree that they may request to the courts to obtain precautionary measures (or any other measures that cannot be obtained pursuant to the Brazilian arbitration law, including, without limitation, the specific execution measures set forth under article 118, paragraph 3, of the Corporation Law and articles 461, 462 and 466, B, of the Civil Procedure Code), when the granting of such measure is essential to assure to the claiming Party and/or Braskem the exercise of any right granted by reason of this Shareholders’ Agreement.

9.5.1. The necessity of commencement of any lawsuit or other court measure, as mentioned in Clause 9.5, neither conflicts with the election of an arbitration panel nor represents a waiver of the necessity to submit to arbitration and of the enforceability thereof.

9.6. For purposes of Clause 9.5 above, the Parties and Braskem hereby elect the courts of the City of São Paulo, to the exclusion of any other however privileged it may be.

10. TERM

10.1. This Shareholders’ Agreement shall be valid: (i) for twenty-five (25) years as from the date hereof; or (ii) until the date that the interest held by Petroquisa and Petrobras in Braskem’s voting capital becomes lower than five percent (5%), whichever occurs first.

10.2. As a premise to the existence of this Shareholders’ Agreement, Braskem’s Control shall be held by the Controlling Shareholders, and Petroquisa and Petrobras shall be assured the right to terminate this Shareholders’ Agreement in case the Controlling Shareholders cease to hold Braskem’s Control in the future.

10.3. In case the Controlling Shareholders cease to be the holders of Braskem’s Control, but the Parties jointly hold Braskem’s Control, the Parties shall negotiate, in good faith, an amendment to this Shareholders’ Agreement, so that it can adequately reflect the new structure of Braskem’s Control, subject to Clause 10.2 hereof.

IN WITNESS WHEREOF, the Parties and Braskem sign this agreement in five (05) counterparts of equal form and content, before the two (02) witnesses signed below.

São Paulo, May 30, 2008

ODEBRECHT S.A.

NORDESTE QUÍMICA S.A. - NORQUISA

PETROBRAS QUÍMICA S.A. – PETROQUISA

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Intervening Consenting Party(ies):

BRASKEM S.A.

Witnesses:

1		2

	Name:		Name:
	R.G.:		R.G.:

EXHIBIT I

(a) Indebtedness ratio (Projected Net Debt / EBITDA) lower than 3,5;

(b) Projected interest coverage ratio (EBITDA / Total Interest) higher than 3,0;

(c) Debt service coverage ratio, excluding trade finance lines [EBITDA / (Interest + Amortization)] higher than 1,75;

(d) All ratios shall be obtained considering recent background and projections. Market and price projections shall be carried out by internationally recognized and specialized firms, while floating interest rates projections shall be carried out by investment banks.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 03, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.